SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                   FORM 11-K

                                 -------------

(Mark One)

(X)              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

                                       OR
( )            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

               For the transition period from _______ to _______

                         Commission file number 1-8608

                                 -------------

                         NYNEX Corporation Savings Plan
                             for Salaried Employees

                                 -------------

                           Bell Atlantic Corporation
             1095 Avenue of the Americas, New York, New York 10036

    Item 1.     Financial Statements and Exhibits.

        (a)     Financial Statements of the Plan* included herein:

                Report of Independent Accountants

                Financial Statements:

                    Statements of Net Assets Available for Plan Benefits as of
                       December 31, 1997 and 1996

                    Statements of Changes in Net Assets Available for Plan
                       Benefits for the years ended December 31, 1997 and 1996

                    Notes to Financial Statements


----------
* This and certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the Plan Prospectus.

Report of Independent Accountants


To the Employees' Benefit Committee
of Bell Atlantic Corporation:

We have audited the Statements of Net Assets Available for Plan Benefits of the NYNEX Corporation Savings Plan for Salaried Employees as of December 31, 1997 and 1996, and the related Statements of Changes in Net Assets Available for Plan Benefits for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the NYNEX Corporation Savings Plan for Salaried Employees as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the Statements of Net Assets Available for Plan Benefits as of December 31, 1997 and 1996 and the Statements of Changes in Net Assets Available for Plan Benefits for each of the two years in the period ended December 31, 1997 is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each Fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                       COOPERS & LYBRAND L.L.P.

New York, New York
April 30, 1998.

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

Statement of Net Assets Available for Plan Benefits


December 31, 1997
(Dollars in Thousands)

                                                                             Fund Information
                                     ----------------------------------------------------------------------------------------------
                                       Bell                   Govern-
                                       Bell                    ment                                              Employee Stock
                                     Atlantic    Telecommun-  Obliga-   Diversified  Interest                    Ownership Plan
                                      Shares      ications     tions      Equity      Income      Loan      -----------------------
                                       Fund         Fund       Fund      Portfolio     Fund       Fund      Allocated   Unallocated
                                     --------     --------   --------   ----------   --------   ---------   ---------   -----------
             ASSETS:

Investments at market
 (see Notes 2 and 3):
   Allocated Share of Master
    Trust net assets                 $808,784     $186,055   $110,813   $1,048,229   $781,835   $      --    $460,975     $     --
   Temporary cash investments              --           --         --        2,400         --          --          --           --
   Bell Atlantic Corporation
    common shares                          --           --         --           --         --          --          --      527,893
                                     --------     --------   --------   ----------   --------   ---------    --------     --------

              Total investments       808,784      186,055    110,813    1,050,629    781,835          --     460,975      527,893

Receivables:
   Employer's contributions                --           --         --           --         --          --         463           --
   Participants' contributions            173           --         --          462        114          --          --           --
   Loan repayments                         73           --         --          158         37        (341)         --           --
   Loans to participants                   --           --         --           --         --      86,503          --           --
   Dividends and interest receivable       --           --         --           19         --          --          --           --
                                     --------     --------   --------   ----------   --------   ---------    --------     --------

              Total receivables           246           --         --          639        151      86,162         463           --
                                     --------     --------   --------   ----------   --------   ---------    --------     --------

              Total assets            809,030      186,055    110,813    1,051,268    781,986      86,162     461,438      527,893
                                     --------     --------   --------   ----------   --------   ---------    --------     --------

              LIABILITIES:

Note payable (Note 7)                      --           --         --           --         --          --          --      383,647
                                     --------     --------   --------   ----------   --------   ---------    --------     --------

              Total liabilities            --           --         --           --         --          --          --      383,647
                                     --------     --------   --------   ----------   --------   ---------    --------     --------

              Net assets available
                for plan benefits
                (Notes 1 and 2)      $809,030     $186,055   $110,813   $1,051,268   $781,986   $  86,162    $461,438     $144,246
                                     ========     ========   ========   ==========   ========   =========    ========     ========


                                                                            Fund Information
                                            ---------------------------------------------------------------------------------------
                                            Active U.S.     U.S.       Global  International              U.S. Bond
                                              Equity      Balanced    Balanced     Equity    U.S. Small     Market
                                               Fund         Fund        Fund        Fund      Cap Fund       Fund          Total
                                             --------     -------     -------     -------     -------     ----------     ----------
             ASSETS:

Investments at market
 (see Notes 2 and 3):
   Allocated Share of Master
    Trust net assets                         $100,296     $56,000     $50,094     $40,225     $83,014     $       --     $3,726,320
   Temporary cash investments                     230         128         115          92         190             --          3,155
   Bell Atlantic Corporation
    common shares                                  --          --          --          --          --             --        527,893
                                             --------     -------     -------     -------     -------     ----------     ----------

              Total investments               100,526      56,128      50,209      40,317      83,204             --      4,257,368

Receivables:
   Employer's contributions                        --          --          --          --          --             --            463
   Participants' contributions                     76          30          33          33          66             14          1,001
   Loan repayments                                 22           7          10          10          19              5             --
   Loans to participants                           --          --          --          --          --             --         86,503
   Dividends and interest receivable                1           1           1           1           2             --             25
                                             --------     -------     -------     -------     -------     ----------     ----------

              Total receivables                    99          38          44          44          87             19         87,992
                                             --------     -------     -------     -------     -------     ----------     ----------

              Total assets                    100,625      56,166      50,253      40,361      83,291             19      4,345,360
                                             --------     -------     -------     -------     -------     ----------     ----------

              LIABILITIES:

Note payable (Note 7)                              --          --          --          --          --             --        383,647
                                             --------     -------     -------     -------     -------     ----------     ----------

              Total liabilities                    --          --          --          --          --             --        383,647
                                             --------     -------     -------     -------     -------     ----------     ----------

              Net assets available
               for plan benefits
               (Notes 1 and 2)               $100,625     $56,166     $50,253     $40,361     $83,291     $       19     $3,961,713
                                             ========     =======     =======     =======     =======     ==========     ==========

See notes to financial statements.

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

Statement of Net Assets Available for Plan Benefits

December 31, 1996
(Dollars in Thousands)

                                                                           Fund Information
                                       --------------------------------------------------------------------------------------------
                                                                Govern-
                                                                 ment                                            Employee Stock
                                         NYNEX     Telecommun-  Obliga-   Diversified   Interest                 Ownership Plan
                                        Shares      ications     tions      Equity       Income     Loan    -----------------------
                                         Fund         Fund       Fund      Portfolio      Fund      Fund    Allocated   Unallocated
                                       --------    --------    --------    --------     --------   -------   --------     ---------
          ASSETS:

Investments at market
 (see Notes 2 and 3):
   Allocated Share of Master
    Trust net assets                   $622,838    $155,919    $116,553    $767,040     $786,005   $    --   $291,677     $      --
   Temporary cash investments                --          --          --       1,376           --        --         --            --
   NYNEX Corporation common shares           --          --          --          --           --        --         --       388,855
   Receivable for loans
    to participants                          --          --          --          --           --    85,863         --            --
                                       --------    --------    --------    --------     --------   -------   --------     ---------

             Total investments          622,838     155,919     116,553     768,416      786,005    85,863    291,677       388,855

Dividends and interest receivable            --          --          --          15           --        --         --            --
                                       --------    --------    --------    --------     --------   -------   --------     ---------

             Total assets               622,838     155,919     116,553     768,431      786,005    85,863    291,677       388,855
                                       --------    --------    --------    --------     --------   -------   --------     ---------
             LIABILITIES:

Note payable (Note 7)                        --          --          --          --           --        --         --       399,454
                                       --------    --------    --------    --------     --------   -------   --------     ---------

             Total liabilities               --          --          --          --           --        --         --       399,454
                                       --------    --------    --------    --------     --------   -------   --------     ---------
             Net assets available
              for plan benefits
              (Notes 1 and 2)          $622,838    $155,919    $116,553    $768,431     $786,005   $85,863   $291,677     $ (10,599)
                                       ========    ========    ========    ========     ========   =======   ========     =========
                                                                        Fund Information
                                           -----------------------------------------------------------------------
                                           Active U.S.    U.S.       Global  International
                                             Equity     Balanced    Balanced     Equity    U.S. Small
                                              Fund        Fund        Fund        Fund      Cap Fund       Total
                                           --------     -------     -------     -------     -------     ----------
          ASSETS:

Investments at market
 (see Notes 2 and 3):
   Allocated Share of Master
    Trust net assets                        $57,715     $37,237     $35,365     $33,288     $44,422     $2,948,059
   Temporary cash investments                   103          72          62          58          79          1,750
   NYNEX Corporation common shares               --          --          --          --          --        388,855
   Receivable for loans
    to participants                              --          --          --          --          --         85,863
                                            -------     -------     -------     -------     -------     ----------

             Total investments               57,818      37,309      35,427      33,346      44,501      3,424,527

Dividends and interest receivable                 1           1           1           1           1             20
                                            -------     -------     -------     -------     -------     ----------

             Total assets                    57,819      37,310      35,428      33,347      44,502      3,424,547
                                            -------     -------     -------     -------     -------     ----------
             LIABILITIES:

Note payable (Note 7)                            --          --          --          --          --        399,454
                                            -------     -------     -------     -------     -------     ----------

             Total liabilities                   --          --          --          --          --        399,454
                                            -------     -------     -------     -------     -------     ----------
             Net assets available
              for plan benefits
              (Notes 1 and 2)               $57,819     $37,310     $35,428     $33,347     $44,502     $3,025,093
                                            =======     =======     =======     =======     =======     ==========

See notes to financial statements.

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended December 31, 1997
(Dollars in Thousands)

                                                                                           Fund Information
                                        -------------------------------------------------------------------------------------------
                                          Bell     Telecom-                                                      Employee Stock
                                        Atlantic    munica    Government  Diversified   Interest                 Ownership Plan
                                         Shares     tions    Obligations    Equity       Income     Loan    -----------------------
                                          Fund       Fund        Fund      Portfolio      Fund      Fund    Allocated   Unallocated
                                        --------   --------    --------   ----------   --------   --------  ---------   -----------
Additions:
   Allotments, Contributions,
    Allocations and Transfers:
      Employee allotments               $ 18,244   $  2,655    $  2,162   $   39,618   $ 16,077   $     --   $     --    $     --
      Interfund transfers                (69,266)   (14,128)     (6,175)      85,519      2,754         --         --          --
      Plan transfers-in                    8,334        978       1,191        8,654      5,591         --         --          --
      Rollover contributions                 180         53          54          446         56         --         --          --
      Employing company contributions
       (Note 1)                            1,420        116         192        2,026      1,594         --     15,899          --
      Allocation of shares to
       participants                           --         --          --           --         --         --     22,404     (22,404)
      Supplemental contributions              --         --          --           --         --         --         --      26,454
      Loans to participants               (9,333)      (910)       (743)     (12,795)    (7,021)    35,251       (346)         --
      Transfer for loan repayments         7,586        944         891       13,614      5,919    (34,952         --          --
                                        --------   --------    --------   ----------   --------   --------   --------    --------

              Total allotments,
               contributions,
               allocations and
               transfers                 (42,835)   (10,292)     (2,428)     137,082     24,970        299     37,957       4,050

Investment income:
   Allocated share of Master Trust
    investment activities (Note 3)       289,701     54,654       7,250      217,776     50,799         --    153,532     188,807
                                        --------   --------    --------   ----------   --------   --------   --------    --------

              Total additions            246,866     44,362       4,822      354,858     75,769        299    191,489     192,857
                                        --------   --------    --------   ----------   --------   --------   --------    --------

Deductions:
   Administrative expenses                   208         59          59          275        300         --        149          --
   Distributions to participants          59,653     14,067      10,475       70,828     78,700         --     21,579          --
   Plan transfers-out                        813        100          28          918        788         --         --          --
   Interest on note                           --         --          --           --         --         --         --      38,012
                                        --------   --------    --------   ----------   --------   --------   --------    --------

              Total deductions            60,674     14,226      10,562       72,021     79,788         --     21,728      38,012
                                        --------   --------    --------   ----------   --------   --------   --------    --------

              Net (decrease) increase    186,192     30,136      (5,740)     282,837     (4,019)       299    169,761     154,845

Net assets available for plan benefits:
   Beginning of year - January 1, 1997   622,838    155,919     116,553      768,431    786,005     85,863    291,677     (10,599)
                                        --------   --------    --------   ----------   --------   --------   --------    --------

   End of year - December 31, 1997
    (Notes 1 and 2)                     $809,030   $186,055    $110,813   $1,051,268   $781,986   $ 86,162   $461,438    $144,246
                                        ========   ========    ========   ==========   ========   ========   ========    ========

                                                                            Fund Information
                                        --------------------------------------------------------------------------------------------

                                           Active        U.S.        Global   International                U.S. Bond
                                        U.S. Equity    Balanced     Balanced      Equity     U.S. Small      Market
                                            Fund         Fund         Fund         Fund       Cap Fund        Fund          Total
                                         ---------     --------     --------     --------     --------     ----------    -----------
 Additions:
   Allotments, Contributions,
    Allocations and Transfers:
      Employee allotments                $   6,250     $  2,610     $  3,294     $  3,373     $  5,070     $       14    $   99,367
      Interfund transfers                  (11,288)      (1,437)      (7,876)       1,991       19,906             --            --
      Plan transfers-in                     11,051          749          621          572        1,003             --        38,744
      Rollover contributions                   148           56           63           51           96             --         1,203
      Employing company contributions
       (Note 1)                                261          131          148          149          245             --        22,181
      Allocation of shares to
       participants                             --           --           --           --           --             --            --
      Supplemental contributions                --           --           --           --           --             --        26,454
      Loans to participants                 (1,280)        (504)        (704)        (655)        (960)            --            --
      Transfer for loan repayments           1,734          673          937          983        1,425              5          (241)
                                         ---------     --------     --------     --------     --------     ----------    ----------

              Total allotments,
               contributions,
               allocations and
               transfers                     6,876        2,278       (3,517)       6,464       26,785             19       187,708

Investment income:
   Allocated share of Master Trust
    investment activities (Note 3)          41,130       20,388       22,036        3,436       16,058             --     1,065,567
                                         ---------     --------     --------     --------     --------     ----------    ----------

              Total additions               48,006       22,666       18,519        9,900       42,843             19     1,253,275
                                         ---------     --------     --------     --------     --------     ----------    ----------

Deductions:
   Administrative expenses                     276          193          238          248          519             --         2,524
   Distributions to participants             4,791        3,558        3,417        2,590        3,398             --       273,056
   Plan transfers-out                          133           59           39           48          137             --         3,063
   Interest on note                             --           --           --           --           --             --        38,012
                                         ---------     --------     --------     --------     --------     ----------    ----------

              Total deductions               5,200        3,810        3,694        2,886        4,054             --       316,655
                                         ---------     --------     --------     --------     --------     ----------    ----------

              Net (decrease) increase       42,806       18,856       14,825        7,014       38,789             19       936,620

Net assets available for plan benefits:
   Beginning of year - January 1, 1997      57,819       37,310       35,428       33,347       44,502             --     3,025,093
                                         ---------     --------     --------     --------     --------     ----------    ----------

   End of year - December 31, 1997
    (Notes 1 and 2)                      $ 100,625     $ 56,166     $ 50,253     $ 40,361     $ 83,291     $       19    $3,961,713
                                         =========     ========     ========     ========     ========     ==========    ==========

See notes to financial statements.

NYNEX CORPORATION SAVINGS PLAN for SALARIES EMPLOYEES

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended December 31, 1996
(Dollars in Thousands)

                                                                             Fund Information
                                         ------------------------------------------------------------------------------------------
                                                      Tele-                  Diversi-                            Employee Stock
                                          NYNEX     communi-   Government      fied     Interest                 Ownership Plan
                                          Shares    cations    Obligations    Equity     Income      Loan    ----------------------
                                           Fund       Fund        Fund       Portfolio    Fund       Fund    Allocated  Unallocated
                                         --------   --------    --------    --------    --------   --------  ---------  -----------
Additions:
  Allotments, contributions,
   allocations and transfers:
     Employee allotments                 $ 21,079   $  3,062    $  2,701    $ 34,312    $ 19,831   $     --    $     --   $     --
     Interfund transfers                   (8,757)    (5,735)     (8,789)     15,247     (35,288)        --      (2,168)        --
     Employing company contributions
      (Note 1)                              1,766        131         239       1,841       2,074         --      16,609         --
     Allocation of shares to
      participants                             --         --          --          --          --         --      19,836    (19,836)
     Supplemental contributions                --         --          --          --          --         --          --     26,530
     Loans to participants, net of
      transfersof participants' balances  (10,519)      (799)     (1,001)    (10,986)     (9,082)    35,507        (408)        --
     Transfer for loan repayments           9,869      1,264       1,133      13,024       8,225    (38,054)         --         --
                                         --------   --------    --------    --------    --------   --------    --------   --------

             Total allotments,
              contributions,
              allocations and transfers    13,438     (2,077)     (5,717)     53,438     (14,240)    (2,547)     33,869      6,694

Investment income:
  Allocated share of Master
   Trust investment activities (Note 3)   (52,183)     2,070       4,324     164,818      50,535      5,854     (17,904)   (21,307)
                                         --------   --------    --------    --------    --------   --------    --------   --------

             Total additions              (38,745)        (7)     (1,393)    218,256      36,295      3,307      15,965    (14,613)
                                         --------   --------    --------    --------    --------   --------    --------   --------

Deductions:
  Administrative expenses                     182         55         113         180         227         --          84         --
  Distributions to participants            50,445     11,983      10,566      46,108      67,547         --      12,190         --
  Interest on note                             --         --          --          --          --         --          --     39,530
                                         --------   --------    --------    --------    --------   --------    --------   --------

             Total deductions              50,627     12,038      10,679      46,288      67,774         --      12,274     39,530
                                         --------   --------    --------    --------    --------   --------    --------   --------

             Net (decrease) increase      (89,372)   (12,045)    (12,072)    171,968     (31,479)     3,307       3,691    (54,143)

Net assets available for plan benefits:
  Beginning of year - January 1, 1996     712,210    167,964     128,625     596,463     817,484     82,556     287,986     43,544
                                         --------   --------    --------    --------    --------   --------    --------   --------

  End of year - December 31, 1996
   (Notes 1 and 2)                       $622,838   $155,919    $116,553    $768,431    $786,005   $ 85,863    $291,677   $(10,599)
                                         ========   ========    ========    ========    ========   ========    ========   ========

                                                                             Fund Information
                                          -----------------------------------------------------------------------
                                                                              Interna-
                                            Active       U.S.       Global     tional
                                          U.S. Equity  Balanced    Balanced    Equity      U.S. Small
                                             Fund        Fund        Fund        Fund      Cap Fund       Total
                                          ---------    --------    --------    --------    --------    ----------
Additions:
  Allotments, contributions,
   allocations and transfers:
     Employee allotments                    $  3,979    $  2,099    $  2,361       2,829       3,812        96,065
     Interfund transfers                      14,663       8,049      10,279       5,768       6,731            --
     Employing company contributions
      (Note 1)                                   177         108         112         111         158        23,326
     Allocation of shares to
      participants                                --          --          --          --          --            --
     Supplemental contributions                   --          --          --          --          --        26,530
     Loans to participants, net of
      transfersof participants' balances        (714)       (334)       (437)       (620)       (607)           --
     Transfer for loan repayments              1,200         602         753         951       1,220           187
                                            --------    --------    --------    --------    --------    ----------

             Total allotments,
              contributions,
              allocations and transfers       19,305      10,524      13,068       9,039      11,314       146,108

Investment income:
  Allocated share of Master
   Trust investment activities (Note 3)        9,312       4,697       4,300       3,562       7,421       165,499
                                            --------    --------    --------    --------    --------    ----------

             Total additions                  28,617      15,221      17,368      12,601      18,735       311,607
                                            --------    --------    --------    --------    --------    ----------

Deductions:
  Administrative expenses                         99          78          77         106         248         1,449
  Distributions to participants                2,832       1,954       1,769       1,151       1,983       208,528
  Interest on note                                --          --          --          --          --        39,530
                                            --------    --------    --------    --------    --------    ----------

             Total deductions                  2,931       2,032       1,846       1,257       2,231       249,507
                                            --------    --------    --------    --------    --------    ----------

             Net (decrease) increase          25,686      13,189      15,522      11,344      16,504        62,100

Net assets available for plan benefits:
  Beginning of year - January 1, 1996         32,133      24,121      19,906      22,003      27,998     2,962,993
                                            --------    --------    --------    --------    --------    ----------

  End of year - December 31, 1996
   (Notes 1 and 2)                          $ 57,819    $ 37,310    $ 35,428    $ 33,347    $ 44,502    $3,025,093
                                            ========    ========    ========    ========    ========    ==========

See notes to financial statements.

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

Notes to Financial Statements

(Dollars in Thousands)

1.    Plan Description

      The Plan* was established by NYNEX Corporation ("NYNEX") on January 1, 1984 to provide a convenient way for salaried employees to save on a regular and long-term basis. In August 1997, NYNEX merged with Bell Atlantic Corporation (the "merger") to form the new Bell Atlantic Corporation ("Bell Atlantic"). However, the Plan continues to maintain its former Plan title. As of the date of the merger, the Plan's investments in the NYNEX Shares Fund and the Employee Stock Ownership Plan ("ESOP") were converted into shares of Bell Atlantic common stock within the Bell Atlantic Shares Fund and the ESOP Fund. Participants are able to invest in one or more combinations of the following funds (referred to herein individually as a "Fund" and collectively as the "Funds"): Bell Atlantic Shares Fund, Telecommunications Fund, Government Obligations Fund, Diversified Equity Portfolio, Interest Income Fund, Active U.S. Equity Fund, U.S. Balanced Fund, Global Balanced Fund, International Equity Fund and U.S. Small Cap Fund. The ESOP component of the Plan is described below.

      Allotments and Contributions

      An Eligible Employee may authorize a basic pre-tax or after-tax allotment from 1% to 6% of Salary. A pre-tax or after-tax supplementary allotment of not more than 10% of Salary may be authorized by employees electing the maximum 6% basic allotment. Employing Company matching contributions are made based upon an amount equal to 66 2/3% of the authorized Basic After-tax Allotment and 75% of the authorized Basic Pre-Tax Allotment of each Participating Employee. Such matching contributions on authorized Basic Pre-tax Allotments are invested currently only in Bell Atlantic shares and are placed in an ESOP account within the Plan. Eligible Employees of certain Bell Atlantic companies which participate in the Plan, and are immaterial to the Plan, are subject to different rules concerning allotments, company matching contributions and participation in the ESOP. For a detailed discussion of these differences, participants should refer to the Plan Document.

      Contributions are subject to applicable rules set forth in the Internal Revenue Code (the "Code") and the regulations thereunder.

      Participating Employees are immediately vested in their contributions plus actual earnings thereon. A Participating Employee shall be vested in his/her accrued benefit derived from Employing Company contributions and Employing Company ESOP contributions after completing three years of service. Non-vested Employing Company contributions which are forfeited are applied as a credit to reduce subsequent contributions of the Employing Company. At December 31, 1997 and 1996, forfeited non-vested accounts were $279 and $142, respectively.

--------
* This and certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the Plan Prospectus.

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

(Dollars in Thousands)


      Termination Priorities

      Although it has not expressed intent to do so, in the event that the Plan is terminated by Bell Atlantic, subject to conditions set forth in the Employee Retirement Income Security Act of 1974, as amended, the Plan provides that the net assets shall be distributed to Participating Employees in an amount equal to their respective vested interests in such assets.

      Fund Options

      The Bell Atlantic Shares Fund invests primarily in the common stock of Bell Atlantic.

      The Telecommunications Fund's portfolio is comprised of investments in twenty-eight North American telephone utility and telecommunications companies each with a minimum market value of approximately $1 billion at December 31, 1997. The Telecommunications Fund was open to new contributions through December 31, 1997. As of January 1, 1998 the Fund was closed to new contributions. Its earnings are reinvested in this Fund. The Fund is a market weighted index fund and is managed by Bell Atlantic Asset Management Company ("BAAMCO").

      The Diversified Equity Portfolio invests in an equity index fund which is managed by BAAMCO. This Fund is principally a portfolio of common stocks and is structured and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard and Poors Composite Index of 500 stocks.

      The Government Obligations Fund invests in a Bankers Trust Company pooled Short Government Bond Index Fund. This Fund invests primarily in fixed income securities of the United States Government or any agency thereof with the objective of providing investment results which approximate the overall performance of the securities included in the Lehman Brothers Inc. 1 - 3 year Government Index. The Fund is managed by Bankers Trust Company. At the close of business on December 31, 1997, the Government Obligations Fund ceased to exist. Participants who did not choose any other fund had their balances transferred to the new U.S. Bond Market Index Fund (see
      Note 12).

      The Interest Income Fund, invests primarily in a diversified portfolio of guaranteed insurance contracts issued by insurance companies ("GICs"). Some of the assets of the Fund are also invested in pools of asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies ("Synthetic Guaranteed Investment Contract"). As an integral part of the purchase of each pool of these investments, a financial institution agrees to protect the pool, via a wrapper contract, to the extent its market value and/or interest return fluctuates but not in the event of a default of any security in the pool. The Plan is exposed to credit risk in the event of nonperformance by the entities with whom the contracts are placed. The Plan seeks to minimize credit risk by diversifying among a group of GIC issuers and other

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

(Dollars in Thousands)


      financial institutions which meet certain investment criteria established by BAAMCO. These contracts guarantee (i) a fixed rate of interest for a fixed period of time or (ii) a fixed rate of interest for a fixed or indefinite period of time combined with the right to participate in income earned above such fixed rate. Such interest is not guaranteed by any of the Employing Companies. The Fund is managed by BAAMCO. (For further discussion of this Fund see Note 2.)

      In addition to the Diversified Equity Portfolio, each of the following five Funds invest in the assets of unitized investment advisor account(s) of the NYNEX Master Trust ("Master Trust"), as designated by BAAMCO.

      The U.S. Balanced Fund invests in stocks and bonds of U.S. corporations in a variety of industries. This Fund has invested approximately 60 percent in stocks with most of the remainder in bonds. As of December 31, 1997, BAAMCO had selected the following unitized investment advisor account(s) of the Master Trust ("Master Trust pooled accounts") for the Fund: Barrow, Hanley, Mewhinney, & Strauss, Inc., Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Gardner Lewis Asset Management, L.P., Miller, Anderson & Sherrerd, LLP, Palisade Capital Management, L.L.C., Standish, Ayer & Wood, Inc., State Street Research and Management Company, Trinity Investment Management Corporation, Western Asset Management Company and Wilshire Associates Incorporated.

      The Global Balanced Fund primarily invests in a diversified array of international capital market stocks and bonds. The Fund has investments in a variety of developed countries in Europe and the Pacific. The Fund has invested approximately 65 percent in stocks with most of the remainder in bonds. The portfolio holdings may include both large and small capitalization stocks. As of December 31, 1997, BAAMCO had selected the following Master Trust pooled accounts for the Fund: Barrow, Hanley, Mewhinney, & Strauss, Inc., Capital Guardian Trust Company, Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Gardner Lewis Asset Management, L.P., Miller, Anderson & Sherrerd, LLP, Morgan Stanley International, Palisade Capital Management, L.L.C., Standish, Ayer & Wood, Inc., State Street Global Advisors, State Street Research and Management Company, Trinity Investment Management Corporation, Western Asset Management Company, Wilshire Associates Incorporated and WorldInvest Limited.

      The Active U.S. Equity Fund invests primarily in domestic common stocks. As of December 31, 1997, BAAMCO had selected the following Master Trust pooled accounts for the Fund: Barrow, Hanley, Mewhinney, & Strauss, Inc., Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Gardner Lewis Asset Management, L.P., Miller, Anderson & Sherrerd, LLP, Palisade Capital Management, L.L.C., Trinity Investment Management Corporation and Wilshire Associates Incorporated.

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

(Dollars in Thousands)


      The International Equity Fund invests in twenty international equity markets of developed countries in Europe and the Pacific; it has investments in many industries. The portfolio holdings may include both large and small capitalization stocks. As of December 31, 1997, BAAMCO had selected Capital Guardian Trust Company, Morgan Stanley International and State Street Global Advisors as the Master Trust pooled accounts for the Fund.

      The U.S. Small Cap Fund invests in the domestic stocks of smaller-sized companies, generally with market capitalization under $1 billion at the time of purchase. As of December 31, 1997, BAAMCO had selected the following as the Master Trust pooled accounts for the Fund: Columbus Circle Investors, Gardner Lewis Asset Management, L.P., Investment Counselors of Maryland, Inc., and the Boston Company Asset Management, Inc.

      The ESOP is a leveraged Fund that invests primarily in Bell Atlantic shares. The ESOP component of the Plan is a stock bonus plan intended to qualify under Sections 401(a)(4) and 4975(e)(7) of the Code. An employee's Employing Company ESOP Contribution Account reflects all amounts released from the ESOP Suspense Account and any additional Employing Company contributions that were made on and after July 1, 1990 to match the employee's Employee Basic Pre-Tax Allotments, together with the earnings thereon. The employee may not withdraw or transfer funds out of the ESOP Fund except for hardship withdrawals and during certain election periods commencing with the plan year in which occurs the latest of the (a) employee's attainment of age 55 or (b) completion of 10 years of participation in the Plan. The amounts allowed to be transferred during any election period are subject to certain limitations under the terms of the Plan.

      The ESOP Suspense Account (the "Unallocated Fund") which is part of the ESOP Fund consists of Bell Atlantic Shares that were acquired with the proceeds of an acquisition loan and have not yet been released and allocated to Participating Employees.

      The amount that a Participating Employee may borrow is limited by certain factors, including the Employee's vested interest in the respective Employee's pre-tax account. Generally, the amount can be no less than one thousand dollars and no greater than fifty thousand dollars. An employee may not have more than two loans outstanding. Except under certain circumstances, the loans provide for periodic repayments over a period not to exceed five years, at an interest rate determined under the Plan. Effective September 1, 1993, Participating Employees also may prepay the entire loan at any time, after the first of the month following the loan's effective date. Loans are collateralized by the Participating Employee's vested account and are recorded in the Loan Fund. In the event of a default, all of the Participating Employee's contributions to the Plan shall be suspended. In addition, the Employees' Benefit Committee (the "Committee") shall cause the amount of unpaid debt to be deducted from any interest in, or payment or distribution from, the employee's account, subject to certain limitations. If the

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

(Dollars in Thousands)


      amount of such interest, payment or distribution is not sufficient to repay the unpaid balance of said debt, the Committee may exercise the Plan's right, if any, to any non-Plan assets and to the extent a loan balance remains, take whatever collection action, including suit, the Committee determines necessary.

      All the assets of the Plan, excluding the ESOP-unallocated account, are included in the Master Trust (See Note 2) for which Mellon Bank, N.A., is the trustee of all Master Trust assets. Beginning January 1, 1996, the assets of the ESOP-unallocated account were transferred to Mellon Bank, N.A., as Trustee, and are held in a separate account within the Master Trust.

      Wellspring Resources, LLC was the recordkeeper for the Plan during 1997 and 1996.

      For a complete description of the Plan, participants should refer to the Plan Document.


2.    Accounting Policies

      Investments

      The NYNEX Master Pension Trust was established on January 1, 1984, and through December 31, 1994, it served as the vehicle for the investment of the assets of two defined benefit pension plans of NYNEX, the NYNEX Pension Plan and the NYNEX Management Pension Plan. Effective January 1, 1995, the NYNEX Master Pension Trust was renamed the NYNEX Master Trust and amended to incorporate, in addition to the assets of such defined benefit pension plans, the following: (1) as of January 1, 1995, certain of the assets of the Plan and the NYNEX Corporation Savings and Security Plan (Non-Salaried Employees) (the "Non-Salaried Plan") and (2) as of January 1, 1996, all of the assets of the Plan and the Non-Salaried Plan, except for the assets of the ESOP-unallocated account which are included in a separate account within the Master Trust.

      Value of Investments Held In the Master Trust (See Note 3)

      The Trustee values the investments in the Master Trust as follows:

      Investments in securities traded on national and foreign securities exchanges are valued by the Trustee at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and asked prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes.

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

(Dollars in Thousands)


      The value of each contract with an insurance company or other financial institution included in the Interest Income Fund is reported at contract value in the Statements of Net Assets Available for Plan Benefits based upon the principal then invested in by the Fund plus the interest then accrued on such principal, which approximates the fair value. In accordance with Statement of Position 94-4 "Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" and in connection with the fully benefit-responsive investment contracts, the following information is presented:

      (i) The asset weighted crediting interest rate yielded a return of 6.5% and 6.7% for the years ended December 31, 1997 and 1996, respectively.

      (ii) The crediting interest rates ranged from 4.2% to 9.3% and from 4.2% to 8.3% at December 31, 1997 and 1996, respectively.

      (iii) The fair value, as determined either by discounting future cash flows of the underlying investments, at December 31, 1997 and 1996, respectively was approximately $709,466 and $712,722.

      Forward currency contracts are accounted for as contractual commitments on a trade date basis and are carried at fair value derived by the Trustee at the exchange rate prevailing on the last business day of the year. Index futures contracts are recorded as contractual commitments on a trade-date basis and are carried at fair value based on the closing index futures price prevailing on the last business day of the year. Both exchange rates and index futures prices are readily available from published sources.

      Temporary cash investments are stated at redemption value which approximates fair value.

      Purchases and Sales of Investments

      Purchases and sales of investments are reflected as of the trade date.

      Realized gains and losses on sales of investments are determined on the basis of average cost.

      Investment Income

      Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

      Net Appreciation (Depreciation) of Investments

      The Statements of Changes in Net Assets Available for Plan Benefits reflects the net appreciation (depreciation) in the fair value of the Plan's investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

(Dollars in Thousands)


      Distributions

      Distributions elected to be withdrawn from the Plan by participants are recorded when paid.

      Plan Expenses

      The Plan pays certain administrative fees out of Fund assets held in the Master Trust and out of interest income earned from the Plan's disbursement account, as held by the Trustee, in accordance with Plan provisions and to the extent permitted by law. Any fees not paid by the Plan are paid by Bell Atlantic.

      Bell Atlantic's Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires Bell Atlantic, as Plan administrator, to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

      Risks and Uncertainties

      The Plan provides for various participant investment options in any combination of funds which can invest in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.


3.    Investments

      The following table reflects the investments that represent 5% or more of the net assets in the Master Trust as of December 31, 1997 and 1996:


                                                            1997         1996
                                                         ----------   ----------
             Bell Atlantic Corporation common shares     $2,761,266           --
             NYNEX Corporation common shares                     --   $2,220,164

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

(Dollars in Thousands)


      Investment in Master Trust

      All of the investment assets in the Master Trust are managed by BAAMCO or external investment advisors. The assets in the Master Trust are either
      (a) pooled between the defined benefit plans, the Non-Salaried Plan and the Plan ($11,845,864 and $8,107,361 at December 31, 1997 and 1996,
      respectively, see below) or (b) net assets that are specific to the defined benefit plans, or (c) net assets specific to the Non-Salaried Plan and the Plan. The total fair value of the Master Trust at December 31, 1997 and 1996 is $25,909,191 (of which net assets totalling $9,159,139 are specific to the defined benefit pension plans, item (b) above, for which separate financial statements are prepared) and $22,282,741 respectively.

      Investments held in Pooled Accounts:

      The pooled investments are unitized, aggregated and reported by the Master Trust with a carrying value of $11,845,864 and $8,107,361 at December 31, 1997 and 1996, respectively, and with investment earnings of $2,070,271 and $1,253,840 for the years ended December 31, 1997 and 1996, respectively. Given that the pooled accounts include interests of the Plan, the Non-Salaried Plan and the defined benefit plans, the totals in each respective statement do not equal the carrying value or net investment income of/from the Master Trust pooled accounts in this accompanying footnote.

      The total investments held in the Master Trust pooled accounts at December 31, 1997 and 1996 are as follows:

                                                         Fair Value (Note 2)
                                                      ------------------------
                          Description                     1997         1996
                          -----------                 -----------   ----------
            Cash - non interest bearing               $        --   $       57
            Receivables                                   721,643      512,740
            Common Stock                                9,313,917    6,342,696
            Bell Atlantic Corporation common shares       101,036           --
            NYNEX Corporation common shares                    --       25,577
            Preferred Stock                                79,863       56,156
            U.S. Government Securities                    892,987      680,805
            Corporate Debt - preferred and other          832,741      429,302
            Real estate                                       278           65
            Temporary cash investments                    391,265      346,004
            Other investments*                            277,734      259,666
                                                      -----------   ----------
                                                       12,611,464    8,653,068

            Liabilities                                   765,600      545,707
                                                      -----------   ----------

                         Total pooled net assets in
                           the Master Trust           $11,845,864   $8,107,361
                                                      ===========   ==========

* Other investments include foreign investments, principally foreign government debt.

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

(Dollars in Thousands)


      The Plan's interests in the Master Trust pooled accounts carrying value and investment income of the Master Trust pooled accounts are reported in each respective Fund Option as the "Allocated share of Master Trust net assets" in 1997 and 1996, respectively, in the Statement of Net Assets Available for Plan Benefits and "Allocated share of Master Trust investment activities" in the Statements of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1997 and 1996, respectively.

      Investments in the Master Trust are allocated to the Plan's Fund Options in accordance with their respective percentages of interest. The proportionate interests of the Plan's Fund Options in the carrying value of the Master Trust pooled accounts at December 31, 1997 and 1996 are as follows:

                                Carrying                               Carrying
                                  Value                                 Value
                                  1997          1997       1996         1996
                               ----------      ------    --------      ------
Active U.S. Equity Fund        $  100,625      0.8495%   $ 57,819      0.7132%
U.S. Balanced Fund                 56,166      0.4741%     37,310      0.4602%
Global Balanced Fund               50,253      0.4242%     35,428      0.4370%
International Equity Fund          40,361      0.3407%     33,347      0.4113%
U.S. Small Cap Fund                83,291      0.7031%     44,502      0.5489%
Diversified Equity Portfolio    1,051,268      8.8746%    768,431      9.4782%
                               ----------                --------

                Total          $1,381,964                $976,837
                               ==========                ========

      Investments Held in Specific Accounts for the Plan and the Non-Salaried
      Plan:

      Effective January 1, 1996, all of the assets of the Plan and the Non-Salaried Plan were transferred into the Master Trust. As such, the net assets specific to these plans are the Bell Atlantic Shares Fund, Telecommunications Fund, Government Obligations Fund, U.S. Bond Market Fund, Interest Income Fund, Loan Fund and the ESOP allocated account.

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

(Dollars in Thousands)


      The investments held in the Master Trust specific accounts for the Plan and the Non-Salaried Plan at December 31, 1997 and 1996 are as follows:

                                                          Fair Value (Note 2)
                                                       -------------------------
            Description                                   1997           1996
            -----------                                ----------     ----------
Cash - non interest bearing                            $       --     $       40
Receivables                                               231,946        226,323
Common Stock                                              307,288        272,663
Bell Atlantic Corporation common shares                 2,660,230             --
NYNEX Corporation common shares                                --      2,194,587
Temporary cash investments                                599,054        120,880
Fixed income obligations - insurance contract           1,105,670      1,104,453
Fixed income corporate obligations                        118,112             --
Other investments                                              --        121,035
                                                       ----------     ----------
             Total net assets in the specific
               accounts in the Master Trust            $5,022,300     $4,039,981
                                                       ==========     ==========

      Investments in the Master Trust are allocated to the Plan's Fund Options in accordance with their respective percentages of interest. The proportionate interests of the Plan and the Non-Salaried Plan in the carrying value of the Master Trust specific accounts at December 31, 1997 are as follows:

                                                          Carrying
                                 Carrying                  Value         Non-
                                   Value                Non-Salaried   Salaried
                                   Plan        Plan         Plan         Plan
                                ----------   --------    ----------    --------
Bell Atlantic Shares Fund       $  809,030    30.5626%   $1,838,090    69.4374%
Telecommunications Fund            186,055    52.2428%      170,080    47.7572%
Government Obligations Fund        110,813    93.8529%        7,258     6.1471%
Interest Income Fund               781,986    63.6618%      446,359    36.3382%
Loan Fund                           86,162    39.9623%      129,444    60.0377%
Employee Stock Ownership Plan      461,438   100.0000%           --         --
                                ----------               ----------

                Total           $2,435,484               $2,591,231
                                ==========               ==========

      Investment Income:
      Investment income and expenses are allocated to the Plan's Fund Options daily in accordance with their respective daily percentages of interest in the Master Trust's pooled accounts. Percentages of interest are based on the daily ratio of units owned by each Plan's Fund Options to the total units in the Master Trust pooled accounts. Investment income related to

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

(Dollars in Thousands)


      investments held in specific accounts for the Plan and the Non-Salaried Plan is allocated to the Plan's Fund Options daily in accordance with each Plan's respective percentage of interest. The allocated net investment income to the Plan's Fund Options for the years ended December 31, 1997 and 1996 is as follows:

                                                             Dividends
                                                             on NYNEX                                   Other
                                                            Corporation                   Net          income/         Net
                                                              common        Other     appreciation    expenses-     Investment
                                                Interest      shares      Dividends  (depreciation)      net          Income
                                                 -------      -------      -------      ---------       -----       -----------
      December 31, 1997:
      ------------------
         Bell Atlantic Shares Fund               $ 1,773      $28,804      $    --      $ 259,124       $  --       $   289,701
         Telecommunications Fund                      --           --        4,535         50,119          --            54,654
         Government Obligations Fund                 217           --           --          7,033          --             7,250
         Diversified Equity Portfolio              3,469           --       16,128        198,167          12           217,776
         Interest Income Fund                     50,302           --           --            497          --            50,799
         Loan Fund                                    --           --           --             --          --                --
         Employee Stock Ownership Plan:
            Allocated                                 --           --           --        153,532          --           153,532
            Unallocated*                               6           --           --        188,801          --           188,807
         Active U.S. Equity Fund                     398           --        2,862         37,847          23            41,130
         U.S. Balanced Fund                        1,287           --        1,623         17,454          24            20,388
         Global Balanced Fund                      1,050           --        1,614         19,359          13            22,036
         International Equity Fund                   231           --          802          2,436         (33)            3,436
         U.S. Small Cap Fund                         484           --          392         15,182          --            16,058
                                                 -------      -------      -------      ---------       -----       -----------

                    Total                        $59,217      $28,804      $27,956      $ 949,551       $  39       $ 1,065,567
                                                 =======      =======      =======      =========       =====       ===========

      December 31, 1996:
      ------------------
         NYNEX Shares Fund                       $    27      $31,651      $    --      $ (83,861)      $  --       $   (52,183)
         Telecommunications Fund                      --           --        4,955         (2,885)         --             2,070
         Government Obligations Fund                  --           --           --          4,324          --             4,324
         Diversified Equity Portfolio              4,273           --       12,774        147,803         (32)          164,818
         Interest Income Fund                     52,722           --           --         (2,187)         --            50,535
         Loan Fund                                 5,854           --           --             --          --             5,854
         Employee Stock Ownership Plan:
            Allocated                                  6       13,223           --        (31,133)         --           (17,904)
            Unallocated*                              --       19,810           --        (41,117)         --           (21,307)
         Active U.S. Equity Fund                      88           --          906          8,319          (1)            9,312
         U.S. Balanced Fund                          755           --          432          3,512          (2)            4,697
         Global Balanced Fund                        522           --          406          3,382         (10)            4,300
         International Equity Fund                    45           --          577          3,001         (61)            3,562
         U.S. Small Cap Fund                         161           --          304          6,956          --             7,421
                                                 -------      -------      -------      ---------       -----       -----------

                    Total                        $64,453      $64,684      $20,354      $  16,114       $(106)      $   165,499
                                                 =======      =======      =======      =========       =====       ===========

*Held in a separate Trust (see Note 1)

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

(Dollars in Thousands)


4.    Derivative Financial Instruments

      Derivative financial instruments are used in the Master Trust's pooled accounts primarily to rebalance fixed income/equity allocations, to efficiently gain exposure to a specific underlying market, and to offset the currency risk associated with foreign investments. Leveraging of the Plan's assets and speculation are prohibited as stated in the Plan documents. Offsetting currency positions are not permitted to exceed the level of exposure in the Plan's foreign asset base. The derivatives most commonly used by investment managers are highly-liquid, exchange-traded equity and fixed income futures and over-the-counter foreign exchange forward contracts.

      Bell Atlantic's use of financial instruments for risk management purposes is represented by notional amounts. These notional values represent solely contractual amounts that serve as the basis or reference amounts upon which contractually stipulated calculations are based. Therefore, these amounts are intended to serve as general volume indicators only and do not represent the potential gain or loss from market or credit risks.

      Market risk arises from the potential for changes in the value of financial instruments resulting from fluctuations in interest rates, foreign exchange rates and prices of equity securities. Market risk is also affected by changes in volatility and liquidity in the markets in which these instruments are traded.

      Equity price risk arises from the possibility that equity prices will fluctuate, affecting the value of equity securities and derivative financial instruments that derive their value from a stock index, a particular stock or a defined basket of stocks.

      The credit risk and amount of accounting loss of the Plan's forward contracts is equal to any gains which have not yet settled as of the Plan's year end. The credit risk of the Plan's futures contracts is equal to the posted margin plus any unsettled positive variation margin. The amount of accounting loss at year end is equal to any variation margin owed to the Plan.

      All derivative activity relating to the Plan is within the Master Trust pooled accounts. The Master Trust pooled accounts' derivative activity is allocated to the Plan in accordance with the Plan's Fund Options' respective percentages of interest (see Note 3). The following disclosures regarding the notional values, fair values, average fair values and net trading gains are reported per the Plan.

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

(Dollars in Thousands)


      The notional values and fair values of the derivative activity used for trading purposes held by the Plan at December 31, are as follows:

                                                           1997        1996
                                                          ------      ------
      Domestic Equity Futures Contracts:
         Notional Values                                  $3,017      $1,818
         Fair Values                                       3,041       1,835
      Fixed Income Futures Contracts:
         Notional Values                                      69         237
         Fair Values                                          70         236
      Forward Foreign Currency Payable Contracts:
         Notional Values                                     477         521
         Fair Values                                         457         510
      Forward Foreign Currency Receivable Contracts:
         Notional Values                                     477         523
         Fair Values                                         474         518

      The average fair values of the derivative activity used for trading purposes held by the Plan during the year ended December 31, are as follows:

                                                           1997        1996
                                                          ------      ------
      Average Fair Values:
         Domestic Equity Futures Contracts                $2,163      $15,167
         Fixed Income Futures Contracts                       92          229
         Forward Foreign Currency Payable Contracts          377          650
         Forward Foreign Currency Receivable Contracts       391          648

      The Plan was allocated $3,478 in 1997 of net trading losses from futures contracts and $2,622 in 1996 of net trading gains from futures contracts. Net trading gains allocated to the Plan from foreign exchange contracts totalled $42 and $124 in 1997 and 1996, respectively.


5.    Number and Value of Units

      The interest of an employee in each Fund of the Plan, with the exception of the Loan Fund, is represented by units as described in Section 8 of the Plan. A Participant's unit value is determined daily by dividing each Fund's adjusted net assets, as defined in the Plan, by the number of outstanding units.

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

(Dollars in Thousands)


      The number and value of units at each month end, which are all unaudited except at December 31, 1997 and 1996, carried to the fourth decimal place, were as follows:

                                                  December 31,
                                 -----------------------------------------------
                                          1997                    1996
                                 ----------------------   ----------------------
                                    Number      Value       Number       Value
                                   of Units    per Unit    of Units     per Unit
                                 -----------   --------   -----------   --------
Bell Atlantic Shares Fund         82,972,114   $ 9.7506            --   $     --
NYNEX Shares Fund                         --         --    96,597,286     6.4478
Telecommunications Fund            8,677,950    21.4400    10,158,751    15.3482
Government Obligations Fund       10,935,086    10.1337    12,352,919     9.4353
Diversified Equity Portfolio      44,537,743    23.6040    43,548,894    17.6452
Interest Income Fund             146,219,557     5.3480   156,221,942     5.0313
Employee Stock Ownership Plan    172,928,068     2.6684   165,580,211     1.7615
Active U.S. Equity Fund           45,877,892     2.1933    34,634,466     1.6694
U.S. Balanced Fund                30,340,465     1.8512    25,019,740     1.4912
Global Balanced Fund              28,040,604     1.7922    24,143,457     1.4674
International Equity Fund         30,313,910     1.3314    27,295,545     1.2217
U.S. Small Cap Fund               43,679,669     1.9069    28,819,185     1.5441

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

(Dollars in Thousands)

                  Bell Atlantic         Telecommunications           Government           Diversified Equity
                   Shares Fund                 Fund               Obligations Fund             Portfolio
             ----------------------   ---------------------    ----------------------   ----------------------
               Number       Value      Number       Value        Number        Value      Number       Value
    1997      of Units     per Unit   of Units     per Unit     of Units      per Unit   of Units     per Unit
             ----------    --------   ---------    --------    ----------    --------   ----------    --------
                  (Unaudited)             (Unaudited)               (Unaudited)              (Unaudited)
January      94,559,275    $ 6.8492   9,852,069    $15.7913    12,166,473    $ 9.4672   43,757,174    $18.6987
February     93,206,580      6.9642   9,640,351     16.2962    11,980,653      9.4883   44,134,551     18.8522
March        94,308,950      6.1770   9,527,347     15.0335    11,889,560      9.4827   43,691,705     18.1190
April        93,495,736      7.0783   9,352,533     15.4678    11,683,159      9.5611   43,304,647     19.2007
May          90,292,253      7.3460   8,985,272     16.5153    11,536,240      9.6239   44,036,745     20.3671
June         86,603,482      7.8703   8,766,659     17.0927    11,431,992      9.6913   44,601,766     21.2968
July         88,203,204      7.6530   8,621,991     17.4741    11,305,211      9.7982   44,803,147     22.9545
August       87,203,423      7.6697   8,498,696     16.6556    11,320,063      9.8032   44,783,347     21.6669
September    85,478,608      8.5168   8,414,523     18.2357    11,225,394      9.8801   44,794,534     22.8527
October      85,092,900      8.5372   8,386,361     18.5520    11,375,767      9.9533   44,558,558     22.0943
November     83,412,229      9.5299   8,342,797     20.8358    11,504,765      9.9747   44,560,010     23.1091

                                           Employee Stock               Active U.S.
              Interest Income Fund         Ownership Fund               Equity Fund          U.S. Balanced Fund
             -----------------------   -----------------------    ---------------------    ---------------------
               Number        Value        Number       Value        Number       Value      Number       Value
    1997      of Units      per Unit     of Units     per Unit     of Units     per Unit   of Units     per Unit
             -----------    --------   -----------    --------    ----------    -------    ----------    -------
                  (Unaudited)                (Unaudited)               (Unaudited)             (Unaudited)

January      154,940,831    $ 5.0566   166,483,356    $ 1.8724    36,760,106    $1.7452    25,809,105    $1.5426
February     153,439,099      5.0833   167,200,724      1.9038    38,403,997     1.7514    26,074,142     1.5494
March        155,137,123      5.1097   170,691,100      1.6862    38,227,977     1.6696    26,262,291     1.4933
April        155,641,442      5.1362   171,117,091      1.9327    38,351,851     1.7402    25,967,349     1.5427
May          154,086,470      5.1621   171,682,735      2.0074    39,965,056     1.8524    26,311,284     1.6100
June         154,835,969      5.1906   170,978,613      2.1519    41,457,614     1.9280    26,936,521     1.6560
July         149,043,296      5.2180   170,951,420      2.0921    41,770,141     2.0801    27,433,918     1.7591
August       148,932,319      5.2443   171,806,966      2.0972    42,676,266     2.0256    27,810,341     1.7268
September    147,428,605      5.2733   172,130,802      2.3310    43,290,524     2.1484    28,520,994     1.8027
October      147,018,156      5.3007   172,290,229      2.3369    43,988,115     2.0771    28,364,192     1.7707
November     148,081,480      5.3267   172,508,103      2.6111    44,683,318     2.1442    28,882,921     1.8150


                Global Balanced           International             U.S. Small
                     Fund                  Equity Fund               Cap Fund
             ---------------------    ---------------------    ---------------------
               Number       Value      Number       Value        Number       Value
    1997      of Units     per Unit   of Units     per Unit     of Units     per Unit
             ----------    -------    ----------    -------    ----------    -------
                  (Unaudited)              (Unaudited)               (Unaudited)

January      25,544,615    $1.5123    27,729,043    $1.2148    30,454,436    $1.5853
February     26,497,095     1.5222    28,078,733     1.2403    31,681,898     1.5409
March        26,858,032     1.4740    28,685,245     1.2473    32,116,485     1.4848
April        26,914,019     1.5167    29,075,962     1.2532    32,174,132     1.4813
May          27,740,152     1.5917    31,068,039     1.3334    34,070,283     1.6412
June         28,249,987     1.6433    32,116,888     1.4023    35,115,269     1.7435
July         28,270,522     1.7338    32,192,243     1.4340    35,445,706     1.8440
August       28,906,334     1.6981    32,446,230     1.3540    37,458,213     1.8930
September    29,574,633     1.7793    32,908,663     1.4332    42,420,514     2.0341
October      28,843,852     1.7339    31,632,270     1.3487    42,911,971     1.9436
November     28,695,590     1.7632    31,136,266     1.3232    43,341,304     1.9274

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

(Dollars in Thousands)


6.    Federal Income Taxes

      The Internal Revenue Service has determined and informed Bell Atlantic (formerly NYNEX) by a letter dated October 12, 1995, that the Plan, as submitted, is qualified and the Master Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related Master Trust was tax-exempt as of the date of the financial statements.


7.    Indebtedness

      During 1990, pursuant to the NYNEX Employee Stock Ownership Trust, the ESOP Trust issued a Secured Promissory Note of $449,297 to Bell Atlantic for the purpose of purchasing shares of common stock of Bell Atlantic. The Secured Promissory Note is collateralized by all shares of common stock of Bell Atlantic acquired by the ESOP Trust. The borrowings bear interest at 9.778% and have maturities from February 1, 1996 through February 1, 2015. Principal amounts of $15,807, $16,912, $17,949, $18,926 and $19,854 will be payable from 1998 to 2002, respectively. Employing Company supplemental contributions to the ESOP Fund and dividends earned on unallocated and allocated shares for 1997 of $26,454, $18,535, and $6,425 and for 1996 of $26,530, $19,810, and $5,504, respectively, were used to pay principal and interest on the debt. Interest credits earned from principal prepayments were used to pay interest on the debt of $2,405 and $2,311 in 1997 and 1996, respectively. The fair value of the Note, $349,476 at December 31, 1997, is determined based on discounted future cash flows.


8.    Related Party Transactions

      BAAMCO, a wholly owned subsidiary of Bell Atlantic, is the investment advisor for the Telecommunications Fund, Diversified Equity Portfolio and Interest Income Fund and therefore qualifies as a party-in-interest. BAAMCO received no compensation from the Plan for the investment advisory services rendered to the Plan.

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

(Dollars in Thousands)


9.    Concentrations of Credit Risk

      Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with insurance companies and other financial institutions.

      The Plan places its investment contracts with high-credit quality insurance companies and financial institutions in order to limit credit exposure.


10.   Plan Amendments

      On April 1, 1997, the Plan was amended to provide that certain employees who are plan participants and who are involuntarily terminated in connection with the merger of NYNEX Corporation and Bell Atlantic Corporation would be fully vested in their accrued benefit derived from Employing Company Contributions and Employing Company ESOP Contributions.


11.   Reconciliation of Financial Statements in Form 11-K to Form 5500

      The Department of Labor requires that amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid be reported as liabilities on the Plan's Form 5500. In accordance with the relevant American Institute of Certified Public Accountants audit and accounting guide, benefit amounts should not be accrued as liabilities of the Plan. The following is a reconciliation of distributions to participants and net assets available for Plan benefits in the financial statements to the amounts reported in Form 5500.

                                                           1997          1996
                                                        ----------    ----------
Aggregate distributions to participants as
  presented in the Statement of Changes in
  Net Assets Available for Plan Benefits                $  274,597    $  208,528

Add: Current year benefits claims payable
  presented in the Statement of Net Assets Available
  for Plan Benefits in Form 5500 (see Note 2)                4,442         2,343

Less: Prior year benefits claims payable presented
  in the Statement of Net Assets Available for Plan
  Benefits in Form 5500 (see Note 2)                         2,343           681
                                                        ----------    ----------

Benefit payments and payments to provide benefits
  directly to Participants and beneficiaries
  presented in the Statement of Changes in Net
  Assets Available for Plan Benefits in Form 5500       $  276,696    $  210,190
                                                        ==========    ==========

NYNEX CORPORATION SAVINGS PLAN for SALARIED EMPLOYEES

(Dollars in Thousands)

                                                           1997          1996
                                                        ----------    ----------

Net assets available for Plan benefits presented
  in the Statement of Net Assets Available for
  Plan Benefits                                         $3,961,713    $3,025,093

Less: Benefits claims payable presented in the
  Statement of Net Assets Available for Plan
  Benefits in Form 5500 (see Note 2)                         4,442         2,343
                                                        ----------    ----------

Net assets available for Plan benefits presented
  in the Statement of Net Assets Available for
  Plan Benefits in Form 5500                            $3,957,271    $3,022,750
                                                        ==========    ==========

12.   Subsequent Events:

      Change of Fund Options
      Effective January 1, 1998, the Telecommunications Fund was no longer open to new investments. Participants who did not elect a new investment direction had their contributions automatically directed to the Passive U.S. Equity Index Fund. Also effective January 1, 1998 transfers of participant existing balances into the Telecommunications Fund were prohibited. Dividends, including stock dividends of the Telecommunications Fund, will be reinvested in the Fund. Participants will be allowed to move money out of the Fund at any time.

      Effective January 1, 1998, the Government Obligations Fund was no longer offered as a fund selection. Any balances in the fund were automatically transferred to the U.S. Bond Market Index Fund along with any investment directions designated to the Government Obligations Fund. To accomplish this automatic transfer, some of the Government Obligation Fund's assets may be held in shorter maturity government instruments beginning in December 1997.

      Also beginning in 1998, three new fund options were offered to participants:

      o Government Money Market Fund, managed by Bankers Trust Company

      o U.S. Bond Market Index Fund, managed by Barclays Global Investors, N.A.

      o Passive International Equity Index Fund, managed by Barclays Global Investors, N.A.

      Merger of the Plan
      It is intended that effective on or about July 1, 1998, the Plan will be merged into the Bell Atlantic Savings Plan for Salaried Employees.

                                   SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the Bell Atlantic Corporate Employees' Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                           NYNEX Corporation Savings Plan for Salaried Employees


                           By: /s/ D.J. Sacco
                               ----------------------------------------
                               (D.J. Sacco, Chairman, Bell Atlantic
                               Corporate Employees' Benefits Committee)





Date:  June 24, 1998